Exhibit 99.44

NexTech’s Products Approved and Available on Walmart.com

Infinite Pet’s Hip + Joint Supplements and Essential Probiotics, are now available to Walmart’s 100 million monthly online shoppers

New York, NY - Toronto, ON – May 14, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) )(FSE: N29) today announced the availability of its Infinite Pet products on Walmart.com, under the Pet Supplies section. The Company is aggressively expanding the distribution as well as working on ARitizing(™) its recently acquired eCommerce brands. For the month of April 2019 the Infinite Pet brand generated $134,318.59 (USD) in revenue, while combined revenue for NexTech’s AR-enabled eCommerce division hit a record $391,291.25 for the same time period.

Infinite Pet’s all-natural and vet-approved Hip + Joint supplement, in both chews and powder, and Essential Probiotics are now easily accessible by Walmart.com’s approximately 100 million monthly shoppers. Made with quality organic ingredients that are guaranteed to show results, Infinite Pet’s products are an attractive item for any dog owner looking to safely and reliably improve and sustain their pet’s health. In Addition to expanded distribution with Walmart.com the company plans to enhance the value of the brand by using its AR technology to launch a brand ambassador as a 3-D hologram which will activate off the Infinite Pet logo, creating an exciting one of a kind shopping experience, expected to launch in the next 30 days.

“We’re excited to be selling Infinite Pet’s products on Walmart.com, as it’s one of the most popular online shopping destinations and a platform that pet lovers use every day to find quality pet products at reasonable prices,” said Evan Gappelberg, CEO of NexTech. “Infinite Pet Life was a great acquisition and is a fantastic opportunity for NexTech to showcase its augmented reality capabilities. We believe that by leveraging the magic of AR into the pet industry, through our own brand, we will create tremendous value for our shareholders.”

A record $72.5 billion was spent on pets in the U.S. last year, according to the American Pet Products Association. Walmart recently announced an increased focus on the pet industry, with the opening of in-store veterinary clinics and an online pet pharmacy, as reported by CNBC.com. The company recently said it has seen a roughly 60% increase in the number of dog- and cat-related health-care items sold on its website over the past year. PetFoodIndustry.com also reports that the pet supplement industry was worth $580 million in 2016, supplements for joint and digestive health topping the list of those purchased.

NexTech announced its acquisition of Infinite Pet Solutions in April of 2019 as part of its growth through acquisition strategy.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere.  Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.